Island Gold Mine

2015 Mining Plan



W
LOCHALSH
ISLAND
EXT1
EXT2
GOUDREAU
E
Crown pillar
190 Level
Access Ramp
- 500 m
- 1,000 m
West Dev. (-400 m)
Ramp (from 650 to 750m) 1,261 m
Ore Sill 1,495 m
620m Exploration Drift 450 m
East Dev. (-400 m)
Ramp (from 450 to 570m) 1,604 m
Ore Sill 1,472 m

- 2015 Planned Ramp and Drift Development
- Conceptual Development
- 2015 Planned Ore Development
- 2015 Stoping
- Reserves – Resources 31/12/2013
- Mined out
- Actual Ramp and Drifts

RICHMONT
www.richmont-mines.com

TSX - NYSE MKT: RIC

Island Gold Mine

2015 Planned definition and delineation drilling



W
LOCHALSH
ISLAND
EXT1
EXT2
GOUDREAU
E
Crown pillar
190 Level
Access Ramp
- 500 m
- 1,000 m
2015 Planned Ramp and drifts Development
Conceptuel Development
2015 Planned Ore Development
2015 Stoping
Reserves – Resources 31/12/2013
Mined out
Actual Ramp and Drifts

2015 Planned drilling

- Definition 14,500m
- Delineation 44,500m

RICHMONT
www.richmont-mines.com

Island Gold Mine

2015 Planned exploration drilling


W
LOCHALSH
ISLAND
EXT1
EXT2
GOUDREAU
E
Crown pillar
190 Level
Access Ramp
- 500 m
- 1,000 m
400-528-09
7.44 / 8.49
400-528-10
4.44 / 6.07
400-528-10
4.79 / 2.87
GD-14-01C
19.87 / 3.93
2015 Exploration drift
Reserves – Resources
31/12/2013
Mined out
Actual Ramp and Drifts
C Zone Intersections (Au cut 95 g/t)
Au g/t / true thickness (metres)
2015 Planned drilling
Surface exploration 20,000 m
Underground exploration 41,000 m

RICHMONT
www.richmont-mines.com